McCormick Capital Management, Inc.



January 06, 2009					[GRPHIC OMITTED]

So Much to Say

Dear Shareholders,

I need to borrow the Mob phrase "The Fix Is In" to best describe the current financial situation. The Mob in this case, is the US Government. As I have indicated in my last two letters, the US Treasury and Federal Reserve will spend as much money as necessary to "fix" the problem. By spending a massive amount of taxpayer's money they have pre-determined the outcome of the current financial malaise.

There are growing signs that Government efforts are starting to pay off. Their first goal was to stabilize the banking system - they have done that. Secondly, it was necessary to facilitate commercial borrowing and guarantee money market investments - they have accomplished that. And thirdly, they wanted to drive down interest rates to reduce the cost of borrowing and allow for the refinancing of variable rate mortgages - done.

The best testimonial that the Government is succeeding in their effort to fix the economy is reflected in the stock and bond markets. Both markets are reflecting a limited amount of investor confidence creeping back into the system. Although there is still good reason to be concerned, there are also good reasons to be optimistic. In our bruised and humble state we are looking forward to 2009.

As we start the New Year the indiscriminate and panic selling that artificially reduced stock prices has notably subsided. The stock market seems to have found bottom in November and with great volatility has recovered some of what has been lost. In just the first three trading days of 2009 the stock Growth
& Income Fund is up a little over 10%. A long way to go to recover what was lost in 2008, but it's a good start.

IRA - Investors
If you are over 70 1/2 years old, you will be pleased to know that Congress has suspended the Required Minimum Distribution that you would have been required to take in 2009. This is part of the Congressional fix.






Warm Regards,					NAV Value as of 01/06/09:

/s/ Dick McCormick				Elite Income Fund - $9.13
						Growth & Income Fund - $9.79
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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